LETTERHEAD
March 07, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2007
Filed December 21, 2007
File No. 01-09186

Definitive Proxy Statement on Schedule 14A
Filed February 8, 2008
File No. 01-09186
Dear Ms. Long:
     We have reviewed your letter of February 29, 2008 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the year ended October 31, 2007 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A. To facilitate your review, we have included each of your comments prior to our responses to them. Pursuant to your letter, we will in future filings expand our disclosures to respond to your comments.
     This document is being submitted via EDGAR. In addition, we have sent to you a paper copy.
Comment #1
On page 9, we note that you directly purchase some of the supplies you need in your capacity as a general contractor for the home construction and land development work you perform. In future filings, please include a section in the business section discussing the sources and availability of the building materials you use. See Item 101(c)(1)(iii) of Regulation S-K.
Building materials and supplies that we use in our business are available from many sources and we have not had a problem obtaining them. In future filings, we will include expanded disclosure regarding the sources and availability of the building materials we use.

Comment #2
In future filings, please ensure that you include all the information that Item 103 requires, including a description of the factual basis underlying the class action filed on April 17, 2007, the date on which the second class action was filed, and the types of relief sought by the plaintiffs in both securities class actions you reference. See Item 103 of Regulation S-K.
In future filings, we will include all the information that Item 103 requires.
Comment #3
We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.
Our chief executive officer and chief financial officer had concluded that our disclosure controls and procedures were effective at the reasonable assurance level. We will revise future filings to clarify this.
Comment #4
Under the “Tally Sheets” section on page 39 or in some other relevant section of the Compensation Discussion and Analysis, please disclose in future filings how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.
We will comply with your request in future filings.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments and the resulting changes in disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing that they pertain to; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above fully responds to your comments. If you have any additional questions or comments, please contact me.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President —
 Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com